

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 29, 2010

*By U.S. Mail and Facsimile to 585-786-1108*

Peter G. Humphrey
President, Chief Executive Officer and Director
Financial Institutions, Inc.
220 Liberty Street
Warsaw, New York 14569

> **Re:** **Financial Institutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 0-13888**

Dear Mr. Humphrey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2009

Directors, Executive Officers and Corporate Governance, page 105
Election of Directors and Information With Respect to Board of Directors, page 1of
proxy statement on Schedule 14A

1.  In future filings, please revise to provide a discussion, for each director and nominee, of the specific experience and qualifications, that leads to the conclusion that the individual should serve as a director of the company. Refer to Item 401(e)(1) of Regulation S-K.

Corporate Governance Information, page 4 of proxy statement on Schedule 14A

2.      In future filings, please revise to clarify how the Executive, Nominating and Governance Committee considers diversity in identifying nominees for director. Refer to Item 407(c)(2)(vi) of Regulation S-K.

3.      With respect to your retention of Amalfi Consulting, LLC, please disclose in future filings the information required under Item 407 (e)(3)(iii) of Regulation S-K, or tell us why such disclosure is not required.

4.      In future filings, please disclose the information required under Item 407(h) of Regulation S-K regarding board leadership structure.

Certain Relationships and  Related Transactions, and Director Independence, page 105 Certain Relationships and Related Party Transactions, page 26 of proxy statement on Schedule 14A

5.      It is not clear from your disclosure whether there are currently outstanding loans to related persons above the threshold amount.  If yes, please revise your disclosure in future filings to include, if accurate, all three representations found in Instruction 4(c) to Item 404(a) of Regulation S-K, including the statement that such loans were made "on substantially the same terms…as those of comparable transactions prevailing at the time with other persons not related to" the company.

*     *     *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit your response letter on EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3464 if you have any questions regarding the above comments.

Sincerely,


Kathryn McHale
Senior Counsel